UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

6.00% Convertible Unsecured Subordinated Debentures due January 31, 2026 and

6.25% Convertible Unsecured Subordinated Debentures due December 31, 2026

(Title of Class of Securities)

25490HAA4

25490HAB2

(CUSIP Number of Class of Securities)

Fareeha Khan

Chief Financial Officer

7303 30th Street S.E.

Calgary, Alberta, Canada T2C 1N6

(403) 723-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert L. Kimball

Lucy Liu

Vinson & Elkins LLP

2001 Ross Avenue #3900

Dallas, TX 75201

(214) 220-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by DIRTT Environmental Solutions Ltd., a corporation organized under the laws of Alberta, Canada (the “Company”), on February 15, 2024 (the “Original Schedule TO”), as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed with the Commission on March 6, 2024 (“Amendment No. 1” and, together with the Original Schedule TO and Amendment No. 2, the “Tender Offer Statement”), in connection with the offer (the “Offer”) by the Company to purchase up to C$6,000,000 aggregate principal amount of the Company’s outstanding 6.00% Convertible Unsecured Subordinated Debentures due January 2026 (the “January Debentures”) and up to C$9,000,000 aggregate principal amount of the Company’s outstanding 6.25% Convertible Unsecured Subordinated Debentures due December 2026 (the “December Debentures” and, together with the January Debentures, the “Debentures”) for cash, at the purchase price of C$720 per C$1,000 principal amount of January Debentures and the purchase price of C$600 per C$1,000 principal amount of December Debentures, plus accrued and unpaid interest up to, but excluding, the date on which they are taken up by the Company pursuant to the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Issuer Bid Circular, each dated February 15, 2024 (the “Offer and Circular”), as supplemented and amended by the Notice of Variation, dated March 5, 2024 (the “Notice of Variation” and, as supplementing and amending the Offer and Circular, the “Amended Offer and Circular”), previously filed as Exhibit (a)(1)(iv) to Amendment No. 1, and the related Letter of Transmittal, previously filed as Exhibit (a)(1)(ii) to Amendment No. 1, and notice of guaranteed delivery.

The purpose of this Amendment No. 2 is to file as an exhibit to the Tender Offer Statement a press release issued by the Company on March 25, 2024 announcing the final results of the Offer, which commenced on February 15, 2024 and expired at 5:00 p.m. (Toronto time) on March 22, 2024.

This Amendment No. 2 and the exhibits hereto should otherwise be read in conjunction with the Original Schedule TO and Amendment No. 1. This Tender Offer Statement is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”). All capitalized terms used but not specifically defined in this Tender Offer Statement shall have the meanings given to such terms in the Amended Offer and Circular.

This Amendment No. 2 is being filed to amend and supplement the Original Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Original Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference.

The Original Schedule TO is hereby amended and supplemented as follows:

Item 11.	Additional Information

Item 11 of the Original Schedule TO is hereby amended and supplemented by adding the following:

On March 25, 2024, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m. (Toronto time) on March 22, 2024. A copy of such press release is filed as Exhibit (a)(5)(iii) to this Tender Offer Statement and is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Original Schedule TO is hereby amended and restated in its entirety as set forth below.

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase and Issuer Bid Circular, dated February 15, 2024.

(a)(1)(ii)**	Amended Form of Letter of Transmittal, dated March 5, 2024.

(a)(1)(iii)*	Notice of Guaranteed Delivery, dated February 15, 2024.

(a)(1)(iv)**	Notice of Variation, dated March 5, 2024.

(a)(5)(i)*	Press Release, dated February 15, 2024.

(a)(5)(ii)**	Press Release, dated March 5, 2024.

(a)(5)(iii)***	Press Release, dated March 25, 2024.

(b)	Not applicable.

(d)(1)	Base Indenture, dated January 25, 2021, by and among DIRTT Environmental Solutions Ltd., Computershare Trust Company of Canada and Computershare Trust Company, National Association as Trustees (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, File No. 001-39061, filed on January 29, 2021).

(d)(2)	Supplemental Indenture, dated January 25, 2021, by and among DIRTT Environmental Solutions Ltd., Computershare Trust Company of Canada and Computershare Trust Company, National Association as Trustees (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, File No. 001-39061, filed on January 29, 2021).

(d)(3)	Second Supplemental Indenture, dated December 1, 2021, by and among DIRTT Environmental Solutions Ltd., Computershare Trust Company of Canada and Computershare Trust Company, National Association as Trustees (incorporated by reference to exhibit 4.1 to the Registrant’s Current Report on Form 8-K, File No. 001-39061, filed on December 1, 2021).

(d)(4)	Amended and Restated Incentive Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form 10, File No. 001-39061, filed on September 20, 2019).

(d)(5)	DIRTT Environmental Solutions Ltd. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, File No. 001-39061, filed on May 22, 2020).

(d)(6)	DIRTT Environmental Solutions Ltd. 2022 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q File No. 001-39061, filed on May 4, 2022).

(d)(7)	Deferred Share Unit Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form 10, File No. 001-39061, filed on September 20, 2019).

(d)(8)	DIRTT Environmental Solutions Ltd. Amended and Restated Employee Share Purchase Plan (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8, File No. 333-234143, filed on October 9, 2019).

(g)	Not applicable.

(h)	Not applicable.

(107)*	Filing Fee Table.

*	Previously filed on February 15, 2024 as an exhibit to the Original Schedule TO.
**	Previously filed on March 6, 2024 as an exhibit to Amendment No. 1.
***	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

By:	/s/ Fareeha Khan
Name:	Fareeha Khan
Title:	Chief Financial Officer

Date: March 25, 2024

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